Accelerate Acquisition Corp.

51 John F. Kennedy Parkway

Short Hills, NJ 07078

March 15, 2021

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nicholas Lamparski

Re:	Accelerate Acquisition Corp. Registration Statement on Form S-1 File No. 333-253764

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Accelerate Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Nardelli
Robert Nardelli
Chief Executive Officer